THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

April     , 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 28
To the Form S-6 Registration Statement
For Farm Bureau Life Variable Account of
Farm Bureau Life Insurance Company
File No. 33-12789

Commissioners:

On behalf of Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Variable Account (the “Account”), we have attached for filing Post-Effective Amendment No. 28 (the “Amendment”) to the Account’s registration statement on Form S-6.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 27 to the Account’s registration statement. The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Ms. Ellen Sazzman of the SEC staff on April 10, 2009. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

1.	Comment: Please confirm whether the name of the separate account is the same as the EDGAR Class/Series identifier.

Response:  The Company confirms that the Series identifier is the name of the Account and the Class identifier is the name of the Policy as set forth in the Prospectus.

U.S. Securities and Exchange Commission

April     , 2009

2.	Comment: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the variable life insurance policy (the “Policy”) or whether the Company will be primarily responsible for paying any guarantees associated with the Policy.

Response:  The Company has not entered into any such guarantee or support agreements with third parties. The Company will be primarily responsible for payouts related to any guarantees associated with the Policy.

3.	Prospectus, Annual Investment Option Operating Expenses table, page 8.

a.	Comment: Prior to the impending post-effective amendment fling, file an updated Annual Investment Option Operating Expenses table as correspondence for SEC staff review.

Response:  The Company has complied with the SEC staff comment.

b.	Comment: Please confirm whether there are any acquired fund fees and expenses reflected in the Annual Investment Option Operating Expenses table. If so, please confirm that such expenses are calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

c.	Response: The Company confirms that the expenses reflected in Annual Investment Option Operating Expenses table do not include acquired fund fees and expenses.

d.	Comment: Please place the table in footnote one to the Annual Investment Option Operating Expenses table in a smaller font to be consistent with the text of that footnote.

Response:  The Company has complied with the SEC staff comment.

e.	Comment: In footnote two to the Annual Investment Option Operating Expenses table, please describe the nature and length of the applicable fee waiver or expense reimbursement arrangement.

Response:  The Company has complied with the SEC staff comment.

4.	Comment: In the “General Description” section on page 42 of the Prospectus, please add the following representations: (1) the general account is not segregated or insulated from the claims of the insurance company’s creditors; and (2) guarantees provided by insurance companies are subject to the claims paying ability of the insurance company and therefore the risk that a company may default on such obligations.

U.S. Securities and Exchange Commission

April     , 2009

Response:  The following sentence has been added as the fourth sentence in the first paragraph under the “General Description” section of the Prospectus in response to the SEC staff comment:

“All assets in the General Account are subject to the Company’s general liabilities from business operations.”

In addition, the following sentence has been added as the sixth sentence in the first paragraph under the “General Description” section of the Prospectus:

“Thus, those guarantees are subject to our financial strength and claims paying ability and the risk that we may default on the guarantees.”

5.	Comment: Please provide the financial statements for the Company and the Account and the remainder of the required exhibits in a subsequent post-effective amendment to the Account’s registration statement and provide “Tandy” representations in a separate letter filed as correspondence via EDGAR.

Response:  The Amendment includes the financial statements for the Company and the Account and the remainder of the required exhibits. The Company has also provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

*        *        *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/S/ THOMAS E. BISSET
Thomas E. Bisset

TEB/rad

Attachment

U.S. Securities and Exchange Commission

April     , 2009

cc:	Ellen Sazzman
Jennifer Morgan
Sara Tamisiea
Lisa Flanagan

Charges Against the Variable Account

•	We deduct a daily mortality and expense risk charge from the average daily net assets of each Subaccount. The charge equals an effective annual rate of 0.90%.

•	We may assess a charge against the Variable Account for federal income taxes that may be attributable to the Variable Account.

•

Because the Variable Account purchases shares of the Investment Options, the value of the average net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The following table shows the minimum and maximum fees and expenses (both before and after contractual fee waivers and expense reimbursements) charged by any of the Investment Options for the fiscal year ended December 31, 2008. More detail concerning each Investment Option’s fees and expense is contained in the prospectus for each Investment Option.

Annual Investment Option Operating Expenses

(expenses that are deducted from Investment Option assets)(1)

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.10%	1.35%
Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement(2)	0.10%	1.10%

(1)  For certain Investment Options, certain expenses were reimbursed or fees waived during 2008. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual expense reimbursement and fee waiver arrangements, annual Investment Option operating expenses would have been:

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.10%	1.10%

(2)  The “Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the range of minimum and maximum fees and expenses based on the expenses of all Investment Options after taking into account contractual fee waiver arrangements in place. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will continue past April 30, 2010.

TAX TREATMENT (See “FEDERAL TAX MATTERS”)

•	If we issue a Policy on the basis of a standard premium class, we believe that the Policy should qualify as a life insurance contract for federal income tax purposes.

•	If we issue a Policy on a substandard basis, it is not clear whether or not the Policy would qualify as a life insurance contract for federal income tax purposes.

•

If a Policy qualifies as a life insurance contract for federal income tax purposes, the Cash Value under a Policy should be subject to the same federal income tax treatment as cash value under a conventional fixed-benefit Policy—the Policyowner is generally not deemed to be in constructive receipt of Cash Values under a Policy until there is a distribution from the Policy.

•	If a Policy qualifies as a life insurance contract for federal income tax purposes, the death proceeds payable generally should be excludable from the gross income of the Beneficiary.

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